UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

DEL FRISCO'S RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
245077102
(CUSIP Number)
Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON:
Fidelity National Financial, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
16-1725106

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
2,170,685

	8	SHARED VOTING POWER:
—

	9	SOLE DISPOSITIVE POWER:
2,170,685

	10	SHARED DISPOSITIVE POWER:
—

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,170,685

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.31%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

1		NAMES OF REPORTING PERSON:
Fidelity National Financial Ventures, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
84-1716261

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):
AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
2,170,685

	8	SHARED VOTING POWER:
—

	9	SOLE DISPOSITIVE POWER:
2,170,685

	10	SHARED DISPOSITIVE POWER:
—

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,170,685

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.31%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed with the United States Securities and Exchange Commission on December 28, 2015*. This Amendment relates to the common stock, $0.001 par value (the "Common Stock"), of Del Frisco's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 920 S. Kimball Ave., Suite 100, Southlake, Texas 76092.
__________________________
* As of the date hereof, the Reporting Persons are awaiting response from the staff of the Securities Exchange Commission to our request for an amended filing date of the Schedule 13D resulting from technical difficulties encountered during our attempted filing on December 24, 2015.

Item 2. Identity and Background.

(a), (f) This Amendment is filed by (i) Fidelity National Financial, Inc., a Delaware corporation (“FNF”) and (ii) Fidelity National Financial Ventures, LLC, a Delaware limited liability company (“FNFV”) and a direct, wholly-owned subsidiary of FNF (each, a “Reporting Person” and, collectively, the “Reporting Persons” or "our"). Each of the Reporting Persons is party to the transactions described in Items 3 through 5 and, accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each Reporting Person is 601 Riverside Avenue, Jacksonville, Florida 32204.

(c) FNF is a holding company for other entities, the principal business of which is the provision of title insurance, mortgage services as well as other diversified services. FNFV is a holding company that currently holds a 55% stake in American Blue Ribbon Holdings, a restaurant owner and operator of the O’Charley’s, Ninety Nine Restaurants, Village Inn, Bakers Square and Legendary Baking concepts as well as other diversified services.

(d), (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Issuer's securities was the working capital of the Reporting Persons and its subsidiaries. The aggregate funds used by the Reporting Persons and its subsidiaries to make the purchases were $31,142,165.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer. This evaluation may be based on various factors, including but not limited to the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer's board of directors and management, ownership, capital structure, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the board of directors of the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the Reporting Person is the owner of 2,170,685 shares of Common Stock, representing approximately 9.31% of the Issuer's outstanding Common Stock. All percentages set forth in this Amendment are based upon the Issuer's reported 23,307,169 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended September 8, 2015.

(c) In the 60 days prior to this filing, the following shares of Common Stock were purchased in the open market:

DATE OF TRANSACTION	NUMBER OF SHARES OF COMMON STOCK	PRICE PER SHARE(1)
October 30, 2015	45,000	$13.64
November 2, 2015	18,356	$13.55
November 4, 2015	20,026	$14.01
November 5, 2015	31,472	$14.01
November 6, 2015	10,116	$13.95
November 9, 2015	62,239	$13.50
November 10, 2015	87,211	$13.51
November 11, 2015	56,509	$13.63
November 12, 2015	60,000	$13.61
November 13, 2015	75,000	$13.55
November 16, 2015	75,000	$13.85
November 17, 2015	50,000	$13.66
November 18, 2015	60,000	$13.86
November 19, 2015	600	$14.01
November 23, 2015	9,105	$14.01
November 24, 2015	50,000	$13.95
November 25, 2015	38,262	$13.98
December 1, 2015	66,904	$15.15
December 2, 2015	67,000	$15.22
December 3, 2015	67,000	$14.76
December 4, 2015	66,670	$14.88
December 14, 2015	75,000	$13.35
December 15, 2015	100,000	$13.80
December 16, 2015	86,451	$14.12
December 17, 2015	100,000	$14.35
December 18, 2015	135,000	$14.47
December 21, 2015	82,400	$14.56
December 22, 2015	89,400	$14.55
December 23, 2015	65,000	$14.82
December 24, 2015	5,684	$14.79
December 28, 2015	143,700	$15.65
December 29, 2015	86,000	$16.19
December 30, 2015	60,000	$16.20
__________________________
(1) Price per share represents the weighted average sales price per share of the Common Stock.

Neither the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of its directors and executive officers, as listed on Exhibit 99.1 to this Schedule 13D, beneficially owns any shares of the Common Stock or was involved in any transaction in the Common Stock in the past 60 days other than as set forth herein.

(d) and (e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Directors and Executive Officers of Fidelity National Financial, Inc. and Fidelity National Financial Ventures, LLC*
__________________________
* Previously filed.

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
December 30, 2015	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL FINANCIAL VENTURES, LLC
December 30, 2015	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Managing Director and Corporate Secretary